MOL HUNGARIAN OIL AND GAS PLC.

Finance

04035670

6th July, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 1 9 2004
WASH. D.C. 185

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

INVESTOR NEWS

6 July, 2004

Personnel change at MOL

MOL Hungarian Oil and Gas company hereby announces that Béla Váradi, Human Resources Director will leave MOL under mutual consent. Mr. Béla Váradi joined the company in August 1999.

We would like to take this opportunity to express our thanks to Mr Váradi for his contribution to MOL's results and wish him every success in his next appointment.

Mr. József Simola, Corporate Center Director has been provisionally appointed to the position of Human Resources Director from 6 July, 2004.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

1 July 2004

MOL has acquired a 22.5% share in the Fedorovsky Block located in North Western Kazakhstan

MOL Plc. hereby announces that it has acquired a 22.5% share in the Fedorovsky Block, located in North Western Kazakhstan next to both the Russian border and the giant Karachaganak field. The 2400 square kilometre block is close to existing infrastructure. The three party consortium includes MOL and American First International Oil Company (FIOC) each with 22.5% shares and Avery Worldwide Limited with the remaining stake. The consortium is performing upside exploration with Avery Worldwide Limited acting as operator.

The consortium at present is in the second exploration phase. The work commitment covers the drilling of two wells and 150 km^2 3D seismic acquisition and processing. The consortium expects to complete the second exploration phase in 2006. MOL has entered on a ground floor basis and past costs will be compensated via financing a higher proportion of the future work program. MOL's share of past costs amounts to USD 9.45 million and MOL expects to spend up to an additional USD 18 million to complete its commitments in this exploration phase.

Mr Mosonyi, Group Chief Executive Officer of MOL, commented "The block possesses significant oil, condensate and natural gas potential and fits well into MOL's strategy of developing its upstream integration through participation in projects that fit with the company's size and risk profile".

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924